Supplementary Agreement to the Amended and Restated Equity Pledge Agreement

Pledgee: Beijing Dangdang Information Technology Co., Ltd.

Pledgor:     Name: Peggy Yu YU, ID Card No.: ***

Name: Guoqing LI, ID Card No.: ***

(Peggy Yu YU and Guoqing LI collectively as "Pledgors")

On 1st August 2013, Pledgee and Pledgors reached the supplementary agreement to the Amended and Restated Equity Pledge Agreement ("Original Agreement") upon mutual consultation, in Beijing China as follows:

1.	The third sub-section of the recital (i.e. Whereas (3)) of Original Agreement modified as:

(3) For the Pledgee's business operations and commercial arrangements, as well as the establishment and development of Dangdang Kewen, Pledgors will take out loans from Pledgee from time to time. Pledgor and Pledgee entered into a Loan Agreement ("Loan Agreement") on 19th June 2006. According to Loan Agreement, Pledgee may make a loan in the aggregate amount of RMB2,000,000 to Pledgors, and Pledgee may increase the amount of the loan to Pledgors depending on Dangdang Kewen's business status. As of the date hereof, the aggregate amount of the loan is RMB20,000,000. Pledgee and Pledgors entered into the supplementary agreement to the Amended and Restated Loan Agreement as of the date hereof.

2.	Other provisions in Original Agreement shall be performed as set forth originally. This agreement has three (3) counterparts and each party holds one (1) counterpart.

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IN WITNESS WHEREOF, this agreement is executed on the date and at the place first written above herein.

Pledgee: Beijing Dangdang Information Technology Co., Ltd.

Authorized Representative: /s/ Guoqing Li

Company seal:

Pledgor:      Peggy Yu YU

/s/ Peggy Yu Yu

Guoqing LI,

/s/ Guoqing Li